BB 3/5

03013689

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2003
DIVISION OF MARKET REGULATION

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51703

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pembroke Financial Partners LLC

OFFICIAL USE ONLY
47193
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4450 Post Oak Place, Suite 119
(No. and Street)

Houston (City) Texas (State) 77027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel E. LeGaye (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

211N. Robinson Suite 1200 (Address) Oklahoma City (City) Oklahoma (State) 73102 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 12 2003

OATH OR AFFIRMATION

I, Daniel E. LeGaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pembroke Financial Partners LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Daniel E. LeGaye FINOP

Title

Notary Public

DEBRA M. SALDIVAR
Notary Public, State of Texas
My Commission Expires
December 01, 2003

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. See Note D
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial statements, schedules and report of independent certified public accountants

Pembroke Financial Partners, L.L.C.

December 31, 2002 and 2001

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Board of Directors
Pembroke Financial Partners, L.L.C.

We have audited the statements of financial condition of Pembroke Financial Partners, L.L.C. as of December 31, 2001 and 2000, and the related statements of operations, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pembroke Financial Partners, L.L.C. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, referred to above, taken as a whole. The following supplementary schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission:

- Computation of Net Capital Under Rule 15c3-1 (Schedule 1)
- Compliance with Rule 15c3-3 (Schedule 2)

These schedules have been subjected to the procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Oklahoma City, Oklahoma
February 19, 2002

Suite 1200
1 Leadership Square
211 N. Robinson
Oklahoma City, OK 73102-7148
T 405.218.2800
F 405.218.2801
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Pembroke Financial Partners, L.L.C.

STATEMENTS OF FINANCIAL CONDITION

December 31,

ASSETS	2002	2001
Cash	$ 13,179	$ 12,654
Commissions receivable	1,103	1,521
Prepaid expenses	14,000	-
	$ 28,282	$ 14,175

MEMBERS' EQUITY		
Members' equity		
Members' capital	$ 45,348	$ 23,377
Accumulated deficit	(17,066)	(9,202)
	$ 28,282	$ 14,175

The accompanying notes are an integral part of these statements.

Pembroke Financial Partners, L.L.C.

STATEMENTS OF OPERATIONS

Year ended December 31,

	2002	2001
Revenue		
Commission income	**$ 34,666**	$ 40,055
Expenses		
General and administrative	**26,901**	7,516
Consulting fees	**15,629**	13,590
	42,530	21,106
NET INCOME (LOSS)	**$ (7,864)**	$ 18,949

The accompanying notes are an integral part of these statements.

Pembroke Financial Partners, L.L.C.

STATEMENT OF MEMBERS' EQUITY

Years ended December 31, 2002 and 2001

	Members		Accumulated	Total members'
	Hitchcock	Townsend	deficit	equity
Balances at January 1, 2001	$ 45,061	$ -	$ (28,151)	$ 16,910
Capital contribution	9,158	9,158	-	18,316
Distributions	(40,000)	-	-	(40,000)
Net income	-	-	18,949	18,949
Assignment of member interest	9,158	(9,158)	-	-
Balances at December 31, 2001	23,377	-	(9,202)	14,175
Capital contribution	21,971	-	-	21,971
Net loss	-	-	(7,864)	(7,864)
Balances at December 31, 2002	$ 45,348	$ -	$ (17,066)	$ 28,282

The accompanying notes are an integral part of this statement.

Pembroke Financial Partners, L.L.C.

STATEMENTS OF CASH FLOWS

Year ended December 31,

	2002	2001
Cash generated by operating activities		
Net income (loss)	$ (7,864)	$ 18,949
Decrease in commissions receivable	418	348
Increase in prepaid expenses	(14,000)	-
Net cash provided by (used in) operating activities	(21,446)	19,297
Cash flows from financing activities		
Capital contributions	21,971	18,316
Distributions	-	(40,000)
Net cash provided by (used in) financing activities	21,971	(21,684)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	525	(2,387)
Cash and cash equivalents at beginning of year	12,654	15,041
Cash and cash equivalents at end of year	$ 13,179	$ 12,654

The accompanying notes are an integral part of these statements.

Pembroke Financial Partners, L.L.C.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Pembroke Financial Partners, L.L.C. (the Company) was formed on November 24, 1998 and is registered with the Securities and Exchange Commission as a securities broker/dealer. The Company's primary activity is investment banking.

The Company is classified as a partnership for income tax purposes; accordingly, income taxes on net income are payable personally by the members and are not reflected in the financial statements. As a limited liability company, members have limited personal liabilities for the obligations or debts of the Company.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

1. <u>Cash Equivalents</u>

All highly liquid instruments purchased with a maturity of three months or less are considered to be cash equivalents.

2. <u>Accounts Receivable</u>

Management considers accounts receivable from commission agreements to be fully collectible; accordingly, no allowance for doubtful accounts is required. Amounts considered to be uncollectible are charged to operations when that determination is made.

3. <u>Revenue Recognition</u>

Commision revenue is recognized on the trade date.

4. <u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period; accordingly, actual results could differ from those estimates.

5. <u>Reclassifications</u>

Certain reclassifications have been made to the 2001 financial statements to conform with the 2002 presentation.

NOTE B - COMMISSION AGREEMENT

During 2000, the Company entered into an agreement with a broker/dealer under which it may refer clients to such broker/dealer. As defined in the agreement, the Company is entitled to a commission for securities transactions executed by the broker/dealer on referrals generated by the Company. Revenues for 2002 and 2001 consist entirely of commissions generated under this agreement largely for transactions executed by the Company for one of the members.

NOTE C - NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such rule. Under this rule, the Company's "aggregate indebtedness," as defined, cannot exceed 1500% of its "net capital," as defined, and net capital must be no less than $5,000. Net capital and the related percentage may fluctuate on a daily basis. At December 31, 2002 and 2001, net capital was $14,070 and $14,175, respectively, and the percentage of aggregate indebtedness to net capital was 0% and 0%, respectively. Excess net capital was $9,070 and $9,175 at December 31, 2002 and 2001, respectively.

NOTE D - SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at December 31, 2002 and 2001, or at any time during the years then ended.

NOTE E - AFFILIATE TRANSACTIONS

The Company has a management agreement with an affiliate under which the affiliate provides comprehensive management and administrative services for a fixed fee. The agreement further provides for charges related to overhead expenses incurred by the affiliate on behalf of the Company. Total expenses incurred under this agreement were $20,000 for 2002.

Capital contributions of $21,971 in 2002 and $18,316 in 2001 were received through payment of Company expenses directly by the member.

Schedule 1

Pembroke Financial Partners, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31,

	2002	2001
Aggregate indebtedness	$ -	$ -
Net capital		
Members' equity	28,282	14,175
Deductions and/or charges		
Commissions receivable over 30 days	(212)	-
Prepaid expenses	(14,000)	-
	(14,212)	-
Net capital	14,070	14,175
Required net capital	5,000	5,000
Excess net capital	$ 9,070	$ 9,175
Percentage of aggregate indebtedness to net capital	0%	0%

Note: There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS report as of December 31, 2002.

Pembroke Financial Partners, L.L.C.

COMPLIANCE WITH RULE 15c3-3

December 31, 2002 and 2001

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(i).

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

Suite 1200
1 Leadership Square
211 N. Robinson
Oklahoma City, OK 73102-7148
T 405.218.2800
F 405.218.2801
W *www.grantthornton.com*

Independent certified public accountants' report on internal accounting control

Pembroke Financial Partners, L.L.C.

December 31, 2002

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Board of Directors
Pembroke Financial Partners, L.L.C.

In planning and performing our audit of the financial statements of Pembroke Financial Partners, L.L.C. for the year ended December 31, 2002, we considered its internal controls in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Pembroke Financial Partners, L.L.C. (the Company) that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Suite 1200
1 Leadership Square
211 N. Robinson
Oklahoma City, OK 73102-7148
T 405.218.2800
F 405.218.2801
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Oklahoma City, Oklahoma
February 14, 2003

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

Suite 1200
1 Leadership Square
211 N. Robinson
Oklahoma City, OK 73102-7148
T 405.218.2800
F 405.218.2801
W *www.grantthornton.com*